Exhibit 99.145

FORM 51-102F4

BUSINESS ACQUISITION REPORT

1.	Identity of Company

1.1 Name and Address of Company

DHX Media Ltd. (“DHX” or the “Company”)

1478 Queen Street

Halifax, NS B3J 2H7

1.2 Executive Officer

For further information, please contact David Regan, Executive Vice President, Corporate Development and Investor Relations at 902.423.0260.

2.	Details of Acquisition

2.1 Nature of Business Acquired

On July 31, 2014, DHX acquired all of the outstanding shares of 8504601 Canada Inc., holding substantially all of the assets and select liabilities comprising the business of the Family Channel (the “Family Channel Business”). The principal assets of the Family Channel Business are the Canadian broadcast licenses for Family Channel, Disney Junior (English), Disney Junior (French), and Disney XD.

2.2 Date of Acquisition

July 31, 2014.

2.3 Consideration

The total consideration paid by DHX in connection with the acquisition was approximately $172.2 million, inclusive of excess working capital in the Family Channel Business at closing, to be determined as a post-closing adjustment which is expected to be in the order of $2-3 million. On closing, $2.2 million of the excess working capital was paid, and the remainder is expected to be paid by November 30, 2014. The consideration was paid by DHX in cash. Concurrently with the closing of the acquisition, DHX also closed its syndicated senior debt financing, consisting of a term loan credit facility in the aggregate amount of up to $235 million and a revolving loan credit facility in the aggregate amount of up to $30 million, which was used to fund the acquisition. On closing, $21.8 million was drawn on the revolving loan credit facility.

2.4 Effect on Financial Position

DHX believes the combination of DHX and the Family Channel Business will provide advantages to the combined company for the benefit of DHX’s business and shareholders. These advantages include:

•	addition of new revenue stream from broadcasting such as subscriber and advertising revenue;
•	increase to the scale of the business; and
•	improved market position and negotiating strength.

Additional details of the effect of the acquisition on DHX’s financial position are included in the Pro-Forma Consolidated Financial Statements for the year ended June 30, 2014 in Schedule C.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

The acquisition of the Family Channel Business was not a transaction with an informed person, associate or affiliate of DHX.

2.7 Date of Report

October 14, 2014.

3. Financial Statements

The following financial statements as required by Part 8 of National Instrument 51-102 are included in this Business Acquisition Report:

Schedule A

Audited Financial Statements of 8504601 Canada Inc. for the year ended August 31, 2013, together with comparative figures for August 31, 2012, notes thereto and the report of the auditors thereon.

DHX has not obtained consent of the auditors of 8504601 Canada Inc. to include its audit report in this Business Acquisition Report.

Schedule B

Unaudited Interim Condensed Financial Statements of 8504601 Canada Inc. for the nine months ended May 31, 2014 and May 31, 2013, together with notes thereto.

Schedule C

(a)	Unaudited Pro Forma Consolidated Balance Sheet as at June 30, 2014;
(b)	Unaudited Pro Forma Consolidated Statement of Earnings and Retained Earnings for the year ended June 30, 2014; and
(c)	Notes to Pro Forma Consolidated Financial Statements.

FORWARD LOOKING STATEMENTS

This business acquisition report contains forward looking statements with respect to DHX and the acquisition of the Family Channel Business, including statements regarding the expected benefits of the acquisition that may be generated. Although DHX believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to DHX. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to DHX’s ability to successfully integrate the Family Channel Business, the ability to retain required employees and customer and supplier contracts, market factors, application of accounting policies and principles, production and broadcasting related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company’s Annual Information Form and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

SCHEDULE A

Independent Auditors’ Report

To the Trustee of 8504601 Canada Inc.

We have audited the accompanying financial statements of 8504601 Canada Inc. which comprise the balance sheet as at August 31, 2013, and the statements of earnings and comprehensive income, cash flows and changes in shareholder’s equity for the year ended August 31, 2013 and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of 8504601 Canada Inc. as at August 31, 2013, and its financial performance and its cash flows for the year ended August 31, 2013 in accordance with International Financial Reporting Standards.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 to the financial statements, which describes the basis of presentation used in preparing these financial statements. The financial statements have been prepared in connection with the sale of 8504601 Canada Inc. as required by the Canadian Radio-television and Telecommunications Commission.

Other matters

The comparative figures as at August 31, 2012 and for the year then ended are unaudited.

Montréal, Canada

December 30, 2013

(1) CPA Auditor, CA, public accountancy permit no. A112179

8504601 Canada Inc.

Balance Sheet as at

(in thousands of Canadian dollars)

		August 31,	August 31,
		2013	2012
	Notes		(unaudited)
ASSETS
Current
Cash		$57,930	41,436
Accounts receivable	10,12	12,577	13,037
Program and film rights	7	12,966	13,645
Prepaid expenses and other current assets		119	145
		83,592	68,263
Non-Current
Program and film rights	7	9,986	13,741
Equity investments in programs	7	181	816
Property, plant and equipment	5	155	305
Intangible assets	6	181	271
Deferred tax assets	3	182	182
		10,685	15,315
TOTAL ASSETS		$94,277	83,578
LIABILITIES
Current
Accounts payable and accrued liabilities	10	$6,083	8,058
Income taxes payable	3	952	718
Program and film rights payable		1,944	1,101
		8,979	9,877
SHAREHOLDER’S EQUITY
Capital stock		10,660	10,660
Contributed surplus		18,803	7,637
Retained earnings		55,835	55,404
		85,298	73,701
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY		$94,277	83,578

Commitments and Contingencies (Note 9)

Subsequent events (Note 15)

See accompanying notes

On behalf of the Trustee:

Signed

Pierre Boivin

Trustee

8504601 CANADA INC.

Statement of Changes in Shareholder’s Equity

For the year ended August 31, 2013

(in thousands of Canadian dollars)

	Capital Stock (note 8)	Contributed Surplus	Retained Earnings	Total Shareholder’s equity
	$	$	$	$
September 1, 2012	10,660	7,637	55,404	73,701
Net earnings and comprehensive income	—	—	16,417	16,417
Contributions received	—	10,866	—	10,866
Dividends paid	—	—	(15,986)	(15,986)
Contributed surplus	—	300	—	300
August 31, 2013	10,660	18,803	55,835	85,298

(unaudited)
September 1, 2011	10,660	—	52,720	63,380
Net earnings and comprehensive income	—	—	14,934	14,934
Contributions received	—	7,637	—	7,637
Dividends paid	—	—	(12,250)	(12,250)
August 31, 2012	10,660	7,637	55,404	73,701

See accompanying notes

8504601 Canada Inc.

Statement of earnings and comprehensive income

For the year ended August 31, 2013

(in thousands of Canadian dollars)

	Notes	2013	2012 (unaudited)

Revenues	4	$80,740	74,507

Operating expenses	2	53,048	48,001
Depreciation of property, plant and equipment		176	168
Amortization of other intangible assets		104	111
Statutory management expenses		5,059	5,217
Total operating expenses		58,387	53,497

Earnings before income taxes		22,353	21,010

Income tax expense	3	5,936	6,076
Net earnings and comprehensive income		$16,417	14,934

See accompanying notes.

8504601 Canada Inc.

Statements of Cash Flows

For the year ended August 31, 2013

(in thousands of Canadian dollars)

	Notes	2013	2012 (unaudited)
		$	$
OPERATING ACTIVITIES
Net earnings		16,417	14,934
Non-cash items:
Depreciation and amortization		280	279
Contributed surplus	10	300	—
Writedowns of equity investments in programs	7	90	400
Net change in non-cash operating items	4	4,023	(1,168)

Cash provided by operating activities		21,110	14,445

INVESTING ACTIVITIES
Additions to property, plant and equipment	5	(26)	(45)
Additions to intangible assets	6	(14)	(8)
Amounts received from (contributed to) equity investments in programs		544	(580)
Cash provided by (used in) investing activities		504	(633)

FINANCING ACTIVITIES
Contributions received		10,866	7,637
Dividends paid	10	(15,986)	(12,250)
Cash used for financing activities		(5,120)	(4,613)

Net change in cash		16,494	9,199
Cash – beginning of year		41,436	32,237
Cash – end of year		57,930	41,436

Interest paid, received and income taxes paid recorded as operating activities
Interest received		369	347
Income taxes paid		4,967	4,193

See accompanying notes and supplementary cash flow information (Note 4)

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

(All figures in Canadian dollars)

8504601 Canada Inc. (the “Company”) was incorporated as a wholly-owned indirect subsidiary of Astral Media Inc. under the Canada Business Corporations Act on May 29, 2013. The Company’s executive offices are located at 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3. Its activities consist primarily of specialty television broadcasting, in particular the operation of The Family Channel, Disney Jr. (French and English) and Disney XD. All of these operate under licenses granted by the Canadian Radio-television and Telecommunications Commission (CRTC) and are subject to renewal effective August 31, 2017 (August 31, 2015 for Disney XD). These financial statements were duly approved by the Company’s Trustee and the Board of Directors on December 30, 2013.

The Family Channel Inc. (“Family”) was previously a wholly owned subsidiary of Astral Media Inc. (“Astral”). On July 4, 2013, Family transferred substantially all of the assets and liabilities of Family to the Company, excluding certain assets retained by Family (the “Excluded Assets”). Effective July 5, 2013, BCE Inc. (“BCE”) acquired Astral and became the ultimate parent of the Company. As required by the CRTC and the Competition Bureau, the management and control of assets to be sold by BCE Inc., including those of the Company, are subject to an independent trustee pending the sale of the Company to a third party.

These financial statements of the Company are prepared for the contemplated sale by BCE Inc. of the assets and liabilities of the Company. These financial statements are prepared on a continuity of interest basis and include the assets, liabilities; revenues and expenses of Family transferred to the Company at their respective carrying amounts and exclude the Excluded Assets. These financial statements have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) and have been derived from the accounting records of Family and the Company and the historical basis of assets and liabilities of the legal entities comprising the business. These financial statements may not necessarily reflect the results of operations and financial position of Family and the Company had they been a standalone entity during the periods presented. All transactions between the Company and Family, and Astral Media and BCE, are included in these financial statements and are disclosed as related party transactions (Note 10).

Prior to July 5, Astral Media, and subsequent to July 4, BCE, allocated costs to the Company based on the amounts of services provided, and also charged the Company statutory management expenses. The costs allocated are not necessarily indicative of the costs that would have been incurred if the retained business had performed the functions as a standalone entity, nor are they indicative of costs that will be incurred in the future. In accordance with the interim services agreement (note 9a), upon the sale by BCE of the Company, the Company will perform these functions using its own resources.

1.	ACCOUNTING POLICIES

a)	Basis of Presentation

These financial statements have been prepared by the Company in accordance with IFRS.

These financial statements were prepared on a going-concern basis and using the historical cost convention with the exception of certain financial instruments, which are accounted for at fair value, as described in the accounting policies. All amounts herein are expressed in thousands of Canadian dollars except when otherwise indicated.

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

b)	Critical Accounting Estimates, Judgments and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions are generally based on historical experience and other factors management believes to be relevant at the time financial statements are prepared. Although these estimates and assumptions are made with diligence, actual results could differ from the reported amounts disclosed in the Company’s financial statements and future revisions of estimates and assumptions could impact results of future periods.

Critical estimates and assumptions apply primarily to the following items in the Company’s financial statements:

i)	Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts to provide for the estimated potential losses that would result from amounts not recovered from customers. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivables, customers’ credit worthiness, and historical collection experience.

ii)	Impairment of non-financial assets

In order to test impairment of its non-financial assets, the Company establishes the recoverable amount of its cash generating units (“CGUs”). The recoverable amount of CGUs is and will continue to be influenced by assumptions based on prevailing general economic conditions and used to support the discounted future cash flows calculated by the Company to assess the recoverable amount of its CGUs. Therefore, changes to such assumptions could affect the Company’s conclusion to record or not an impairment charge or a reversal of prior years’ impairment charges.

iii)	Investment in program and film rights

In order to respect the conditions of certain of its television broadcast licenses, the Company invests in programs and films to be produced by third parties. Investments are recorded in the balance sheet at cost less any impairment charge calculated using a discounted cash flow method of estimated future cash receipts related to such investments and management’s best estimates, including estimated cash receipt dates. On an ongoing basis and at each balance sheet date, the Company re-assesses the recoverable amount. Although investments in program and film rights are classified as “Available for Sale” financial instruments, the Company does not record these investments at fair value on the balance sheet as fair value is not reliably measurable given the limited information to which management has access.

iv)	Income taxes

The Company is required to estimate income taxes in each of the jurisdictions in which it operates, taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. The Company is also subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income taxes payable or receivable and deferred tax assets or liabilities recorded on its balance sheet and the income tax expense recorded on its statements of earnings. The Company has estimated the outcome of such audits and believes that it has sufficient amounts accrued for outstanding income tax matters based on the information that is currently available.

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

c)	Revenue Recognition

The Company earns revenue from several sources and revenues are measured at the fair value of the consideration received or receivable. Revenue recognition policies are as follows:

i)	Monthly wholesale fees charged to distributors in connection with specialty subscriptions are recorded as revenue on a pro-rata basis over the month;

ii)	Advertising revenue is recorded in the months that advertising airs on the Company’s television stations; and,

iii)	Other revenues, including sponsorship revenue, as earned.

d)	Financial Instruments

The Company determines the classification of its financial instruments at initial recognition and uses the following classifications and policies with respect to the initial recognition and subsequent measurement of financial instruments:

i)	Cash is classified as “Held for Trading” and is marked-to-market through the statement of earnings at each period end.

ii)	Accounts receivable are classified as “Loans and Receivables”. After their initial fair value measurement, these financial assets are measured at amortized cost using the effective interest rate method through the statement of earnings.

iii)	Equity investments in programs to be produced by a third party are classified as “Available for Sale” and are disclosed in non-current financial assets on the balance sheets. Each investment in program and film rights is recognized as the Company's obligations are incurred and is measured at cost less any impairment charge, such value being derived from management’s best estimates of future cash flows to be recovered from the investment, on a discounted basis. Impairment charges, if any, are recorded in operating expenses on the statement of earnings.

Cash received from an investment is recorded as a reduction of such investment on the balance sheet and the Company records revenue on the statements of earnings only when the investment is fully recouped.

iv)	Accounts payable and accrued liabilities, short-term program and film rights payable and other current financial liabilities are classified as “Other Financial Liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method through the statements of earnings.

The Company categorizes its financial assets and liabilities, which are measured at fair value on a recurring basis in periods subsequent to their initial recognition, into one of three different levels depending on the observability of the inputs used in the measurement:

i)	Level 1: This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

ii)	Level 2: This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1.

iii)	Level 3: This level includes valuations based on inputs which are less observable, unavailable, or where the observable data does not support a significant portion of the instruments’ fair value.

e)	Program and Film Rights

Program and film rights are purchased on a fixed or variable cost basis. The asset and liability for fixed cost purchases are recognized at the time the rights are known and determinable, and if they are available for airing. The asset is classified as either a current or non-current asset based on the availability period. The related liability is classified as either current or non-current based on contract payment terms. The cost of fixed program and film rights is expensed over the lesser of the availability period and a maximum period that varies depending upon the type of program, generally ranging from 24 to 60 months. Program and film rights acquired on a variable cost basis are not capitalized and their cost is determined and expensed over their contracted exhibition period, on the basis of the average number of subscribers to the network exhibiting the program and of other contractual terms.

In the event that the recognition criteria for fixed cost purchases described above are not met and that the Company has already paid amounts to obtain future rights, such amounts are considered as prepaid program and film rights and are included as part of program and film rights on the balance sheet.

Any impairment charges are reported as operating expenses on the statements of earnings.

f)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives which are as follows:

Equipment, furniture and fixtures	3 to 10 years
Computer hardware	3 to 6 years

Leasehold improvements are depreciated on a straight-line basis over the remaining term of the related leases.

Annually, the Company reviews the depreciation rates and residual values and makes appropriate changes if it believes that current rates or residual values are different from that estimated before. The effect of such changes is recognized on the statement of earnings and comprehensive income prospectively.

g)	Leases

In the normal course of its operations, the Company signs lease agreements which can either be classified at the inception date of the lease as i) a finance lease if substantially all the risks and rewards of ownership of the assets are transferred to the Company or ii) an operating lease for all other lease agreements. As at August 31, 2013, all lease agreements to which the Company is party are classified as operating leases and related rental costs are recognized in operating expenses on the statements of earnings.

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

h)	Intangible Assets

Intangible assets with a finite useful life are all externally purchased and are stated at cost less accumulated amortization and impairment losses, if any. They are comprised of capitalized amounts related to computer software and website costs and are amortized on a straight-line basis over 5 years.

i)	Impairment of Non-financial Assets

At each reporting date, the Company assesses if any impairment indicator affecting long-lived assets exists and, if so, performs an impairment test.

Impairment tests require the Company to estimate the recoverable amount of the CGU (or group of CGUs) and to compare it to its carrying value. The CGU’s (or group of CGUs’) recoverable amount is the higher of the value in use or the fair value less costs to sell of that particular CGU (or group of CGUs). An impairment charge, if any, is measured as the excess of the carrying value of the CGU (or group of CGUs) over its recoverable amount. The value in use is determined based on the estimated future cash flows derived from the Company’s financial budgets, as authorized by the Company’s Board of Directors, on a discounted basis, while the fair value less costs to sell is determined by analyzing recent market transactions, if any, or by using an appropriate valuation model.

The Company must assess at each reporting period whether there is any indication that previously recognized impairment charges may no longer exist or have decreased. If such events or circumstances exist, the Company calculates the recoverable amount of the CGU in order to determine the amount to be reversed, if any. Such reversal is limited to the original carrying value of the CGU before impairment charges, net of any accumulated depreciation. Impairment charges and the reversal of prior years’ impairment charges are recorded on a net basis on the statements of earnings.

j)	Provisions

The Company records a provision when it has a present obligation (legal or constructive) to transfer economic benefits as a result of known events. Provisions are measured at the present value of management’s best estimate of future cash payments required to settle the obligation as at the balance sheet date.

k)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities using the tax rates and tax laws that are enacted or substantively enacted at the reporting date.

Deferred income tax is provided for using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the fiscal year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets are recognized for all deductible temporary differences and unused tax losses carried forward to the extent that it is probable that taxable income will be available against which the deductible temporary differences and unused tax losses carried forward can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date. Deferred tax relating to items recognized directly in shareholder’s equity is recognized directly in shareholder’s equity.

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

l)	Adoption of new or amended accounting standards

As required, effective September 1, 2012, the Company adopted the following new or amended accounting standards on a retrospective basis.

IFRS 7

In December 2011, the IASB amended IFRS 7 – Financial Instruments: Disclosures, to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position.

This amendment did not impact the Company’s disclosures as the Company do not have any material offsetting arrangements.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income and their classification within other comprehensive income. This amendment did not impact the Company.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In May 2013, IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets. The amendments to IAS 36 must be applied retrospectively for annual periods beginning on or after January 1, 2014. The adoption of these IFRS amendments is not expected to have a significant impact on the Company’s financial statements.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.

The adoption of IFRS 13 is not expected to result in any measurement adjustments or changes to the Company’s fair value valuation techniques.

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

2.	SIGNIFICANT EXPENSES

Significant expenses recorded in operating expenses are as follows:

	2013	2012
(in thousands)		(unaudited)

Employee salaries and benefits	$7,010	$6,381
Television program and film rights	26,539	23,726
Regulatory rights	727	565
Other rents	1,009	933
Disney marketing fee	11,373	9,626
Other expenses	6,390	6,770
Operating expenses	$53,048	$48,001

Employee salaries and benefits expense is comprised of the following:

(in thousands)	2013	2012
		(unaudited)

Short-term compensation	$6,929	$6,272
Employee future benefit plans	81	109
	$7,010	$6,381

3.	INCOME TAXES

Income tax expense varies from the amounts that would be computed by applying the statutory tax rate to the Company’s earnings before income taxes for the following reasons:

(in thousands except for tax rates)	2013	2012
		(unaudited)

Statutory tax rate	26.5%	27%

Income tax expense at the statutory tax rate applied to earnings before income taxes	5,923	5,673
Permanent differences and other	13	403
Income tax expense	$5,936	6,076

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

Major components of the income tax expense recorded on the statements of earnings are as follows:

(in thousands)	2013	2012 (unaudited)

Current tax expense	$5,936	6,076
Deferred tax expense	–	–
Income tax expense	$5,936	6,076

Significant deferred tax assets arising from the effect of temporary differences are as follows:

(in thousands)	August 31, 2013	August 31, 2012 (unaudited)

Deferred tax assets:
Property, plant and equipment	$182	$182
Total deferred tax assets	$182	$182

4.	SUPPLEMENTARY STATEMENTS OF CASH FLOWS AND STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME INFORMATION

a)	Net Change in Non-cash Operating Items

(in thousands)	2013	2012 (unaudited)

Decrease (increase) in accounts receivable, prepaid and other current assets	$487	(517)
Decrease (increase) in program and film rights	4,435	392
Decrease in accounts payable and accrued liabilities	(1,976)	(552)
Increase in income taxes payable	234	202
Increase (decrease) in program and film rights payable	843	(693)
	$4,023	(1,168)

Major components of revenues recorded on the statement of earnings and comprehensive income for the years ended August 31 are as follows:

(in thousands)	2013	2012 (unaudited)

Subscription-related – Television	$73,071	$67,685
Advertising	1,602	839
Other	6,067	5,983
Total Revenues	$80,740	$74,507

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

5.	PROPERTY, PLANT AND EQUIPMENT

	Equipment, furniture and	Computer	Leasehold
(in thousands)	fixtures	hardware	improvements	Total

Cost
Opening balance – September 1, 2011	$1,778	666	464	2,908
Additions	1	18	26	45
Closing balance – August 31, 2012	1,779	684	490	2,953
Additions	—	21	5	26
Closing balance – August 31, 2013	$1,779	705	495	2,979

Accumulated depreciation
Opening balance – September 1, 2011	$1,664	590	226	2,480
Depreciation expense	39	35	94	168
Closing balance – August 31, 2012	1,703	625	320	2,648
Depreciation expense	67	27	82	176
Closing balance – August 31, 2013	$1,770	652	402	2,824

Carrying amount – August 31, 2013	9	53	93	155
Carrying amount – August 31, 2012	$76	59	170	305

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

6.	INTANGIBLE ASSETS

	Computer
(in thousands)	software	Website costs	Total

Cost
Opening balance – September 1, 2011	$506	175	681
Additions	8	–	8
Closing balance – August 31, 2012	514	175	689
Additions	14	–	14
Closing balance – August 31, 2013	$528	175	703

Accumulated amortization
Opening balance – September 1, 2011	291	16	307
Amortization expense	58	53	111
Closing balance – August 31, 2012	349	69	418
Amortization expense	45	59	104
Closing balance–August 31, 2013	$394	128	522

Carrying amount–August 31, 2013	134	47	181
Carrying amount – August 31, 2012	165	106	271
Carrying amount–September 1, 2011	$215	159	374

7.	INVESTMENTS IN PROGRAMS AND FILM RIGHTS AND EQUITY INVESTMENTS IN PROGRAMS

The changes in investments in programs and films are summarized as follows:

(in thousands)	2013	2012 (unaudited)

Beginning of year	$27,386	27,778
Programming rights additions	4,907	8,280
Programming rights amortization	(9,341)	(8,672)
End of year	$22,952	27,386

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

The changes in equity investments in programs are summarized as follows:

(in thousands)	2013	2012 (unaudited)

Beginning of year	$816	636
Amount invested in programs	–	1,500
Amount recovered	(557)	(928)
Write-down of investments in programs	(90)	(400)
Imputed interest income	12	8
End of year	$181	816

8.	CAPITAL STOCK

a)	Authorized

An unlimited number

i)	Voting common shares

ii)	Non-voting preferred shares, entitled to a non-cumulative dividend rate of 6 % per annum of the redemption price ( as defined), redeemable and retractable at their redemption price

b)	Issued and Outstanding Capital Stock

(in thousands)
	2013	2012 (unaudited)
300 common shares	$10,660	$10,660

8504601 Canada Inc. was incorporated on May 29, 2013. During the year, the Company issued:

i)	100 common shares upon incorporation for $100

ii)	100 common shares for the purchase of assets from The Family Channel Inc.

iii)	1 preferred share for the purchase of the Disney Junior French assets from a company controlled by Astral Media Inc.

iv)	Converted the 1 preferred share issued in iii) above into 100 common shares.

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

9.	COMMITMENTS AND CONTINGENCIES

a)	Commitments

Lease agreements to which the Company is party have different maturity dates which extend to 2018 and some of these also have renewal options and fee escalation clauses. The minimum amounts payable under long-term operating lease contracts, are as follows:

(in thousands)

No later than one year	$975
Between one and five years	1,726
$2,701

In the normal course of its operations, the Company has signed agreements, with terms ranging from one to ten years, for the acquisition of program and film rights to be aired on its television services. The acquisition of the rights and related obligations is contingent on the actual delivery of programming and on other contractual terms.

Effective July 5, 2013, the Company signed an interim services agreement with a wholly owned subsidiary of BCE to provide various services to the Company, whereby BCE’s subsidiary will provide the Company with business and legal, human resource, information technology, broadcast centre, Disney Junior French Quebec marketing, digital sales, and other services, all at BCE’s cost. The agreement will terminate upon the sale of the Company by BCE to a third party. The employees of Family were not transferred to the Company, but a certain number of such employees, including their related pension asset and liabilities, are expected to be transferred to the Company at the termination of the interim services agreement.

As part of its agreement with Disney for programming and marketing, the Company is required to pay to Disney a fixed percentage of subscriber and advertising revenues on an annual basis. For the year ended August 31, 2013, the Company paid Disney a total of $28,425,201 (2012 - $25,050,415). The Company purchases more than 50 % of its content from Disney. The Disney agreement expired on August 31, 2010, and is currently being negotiated to extend its term until August 31, 2015.

b)	Contingencies

The Company is involved in various legal actions which are normal to the businesses of the Company. In the opinion of the Company, potential liabilities that may result from these legal actions have been adequately provided for and are not expected to have a material adverse effect on the Company's financial position.

10.	RELATED PARTY TRANSACTIONS

I.	As at August 31, 2013, the company is an indirect wholly owned investment of BCE Inc. In accordance with the terms of the acquisition of Astral Media Inc. by BCE on July 5, 2013, the shares of 8504601 Canada Inc. are in trusteeship, with BCE able to significantly influence the operations of the Company. Prior to July 5, 2013, the Company was a wholly owned indirect subsidiary of Astral.

II.	The key management personnel compensation recorded on the statement of earnings and comprehensive income for the year ended August 31 is as follows:

	2013	2012
(in thousands)		(unaudited)

Short-term compensation	$506	533

Employee future benefit plans	30	45
Stock-based compensation costs	192	67
	$728	645

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

III.	Transactions with related parties recorded in the financial statements for the years ended August 31 are as follows:

	2013
		BCE entities,
	Astral	effective
(in thousands)	entities	July 5, 2013	Total
	$	$	$
Chargeback and management fees	14,795	2,415	17,210
Dividends paid	(15,986)	—	(15,986)
Revenues received	1,371	323	1,694

	2012
	(unaudited)
		BCE entities,
	Astral	effective
(in thousands)	entities	July 5, 2013	Total

Chargeback and management fees	18,155	—	18,155
Dividends paid	(12,250)	—	(12,250)
Revenues received	1,427	—	1,427

	2013	2012
(in thousands)		(unaudited)

Accounts receivable	$1,802	1,194
Accounts payable	$910	3,072

As set out in Note 9a, Bell provides a number of services to the Company under the interim services agreement. Previously, these services were provided by Astral.

11.	GUARANTEES

Some agreements to which the Company is party, include indemnification provisions that may require the Company to make payments to a vendor or purchaser for breach of fundamental representation and warranty terms in the agreements, with respect to matters such as corporate status, title of assets, environmental issues, consents to transfer, employment matters, litigation, taxes payable and other potential material obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. As at August 31, 2013, management does not believe that these indemnification provisions would require any material cash payment by the Company, and insurance coverage, estimated by management to be reasonable and sufficient, exists in order to minimize the previously mentioned risks.

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

The Company indemnifies its directors and officers against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers.

12.	FINANCIAL INSTRUMENTS

a)	Risks Arising from Financial Instruments

In the normal course of business, the Company has exposures, consisting primarily of interest rate risk, credit risk and liquidity risk, arising from its financial instruments. The Company manages these risk exposures on an ongoing basis.

i)	Interest Rate Risk

Interest rate fluctuations could have an impact on the Company’s interest income that it earns on its cash balance. The Company has an investment policy designed to safeguard its capital and generate a reasonable return. The policy sets out the types of permissible investment instruments, their concentration and acceptable credit ratings.

ii)	Credit Risk

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which the Company is entitled to receive payment fails to perform. Accounts receivable arise mainly from monthly wholesale fees charged to distributors in connection with television subscriptions.

Customers distributing the Company’s television services are generally large companies with stable financial conditions; therefore mitigating the Company’s credit risks related to accounts receivable from such customers. The Company’s credit exposure emanating from advertising transactions with advertising agencies and direct clients is influenced by the global economic environment. As disclosed in Note 4b, advertising revenues accounted for less than 2 % of revenues for the year ended August 31, 2013. To mitigate such risk, the Company performs ongoing customer credit evaluations and generally does not require collateral. Allowances, which are estimated on the basis of historical loss rates adjusted for current events, are monitored by management on an ongoing basis. Accounts receivable are written off against the allowance for doubtful accounts only when the Company believes that an outstanding amount will not be recovered. The Company manages its accounts receivable on an ongoing basis and every month management reviews the accounts receivable aging on a segment by segment basis. Furthermore, all major advertising clients are reviewed in order to make sure that amounts owed are not over their authorized limit.

The maximum credit risk to which the Company is exposed equals its accounts receivable.

Pursuant to their respective payment terms, accounts receivable are aged as follows as at August 31, 2013:

(in thousands)

In line with payment terms	$5,069
Under 31 days past due	6,403
31-60 days past due	310
61-90 days past due	222
Over 90 days past due	1,166
Allowance for doubtful accounts	(593)
Total	$12,577

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

Given the limited number of clients distributing its television services, the Company is facing a high degree of revenue concentration. Therefore, there is always a risk that the loss of an important relationship would have a significant impact on any particular television service. To mitigate this risk, the Company enters into long-term contracts with its customers. For the year ended August 31, 2013, 4 customers accounted for 68% (for the year ended August 31, 2012, four customers accounted for 70%) of revenues.

iii)	Liquidity Risk

Liquidity risk is the risk that the Company would not be able to meet its financial obligations as they come to maturity or can only do so at excessive costs. Based on the Company’s ability to generate cash flows through its ongoing operations, management believes that cash flows are sufficient to cover its known operating and capital requirements, as well as its current and longer term commitments. Therefore, management evaluates that the Company’s liquidity risk is low. The Company manages its liquidity risk by monitoring its cash resources through ongoing financial and cash flow forecasts.

iv)	Other Risk

The Company is also facing other risks from its equity investments in programs to be produced by third parties. Such investments are measured at the present value of estimated future cash receipts on the balance sheet. As future cash receipts are influenced by the quality of the programming produced by third parties and by the ability of such parties of selling their programs and films, the amounts that the Company will receive might differ from management estimates.

b)	Fair Values

The fair values of cash, accounts receivable, accounts payable and accrued liabilities, and short-term program and film rights payable approximate their carrying value due to the short-term maturity of these instruments.

13.	CAPITAL RISK MANAGEMENT

The components of the Company’s capital structure is shareholder’s equity.

The Company's overall capital management objectives are to create shareholder value through organic growth of its operations, and to maintain the most optimal capital structure in order to minimize its cost of capital.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. In order to maintain or adjust its capital structure, the Company reviews the amount of dividends to be paid to shareholders annually. Related decisions are taken after review of financial and operational forecasts, which are based on estimated revenues, operating expenses, capital expenditures, dividends and other investing and financing activities. Forecasts are regularly updated by management. Effective July 5, 2013, decisions as to the Company’s capital structure are made by the independent trustee.

In order to ensure compliance with Federal Government directions, the Broadcasting Act and regulations governing specialty, pay and pay-per-view television services (the "Regulations"), the Company has imposed restrictions on the issuance, transfer and, if applicable, voting of the Company's shares.

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

As at August 31, 2013, and throughout the year, the Company was in compliance with the above Regulations. The Company’s capital management objectives have not changes since August 31, 2012, other than as described above.

14.	SEGMENT DISCLOSURE

The Company operates in one business segment, specialty pay television. As at and for the year ended August 31, 2013, substantially all of the Company’s business operations’ were conducted in Canada. All of the business assets are located in Canada.

15.	SUBSEQUENT EVENTS

a)	Subsequent to August 31, 2013, the Company paid dividends on its common shares totaling $47,000,000.
b)	On November 27, 2013, BCE entered into an agreement to sell its shares in the Company to DHX Media Ltd. The sale is subject to a number of terms and conditions, including the approval of the CRTC and the Competition Bureau.

SCHEDULE B

8504601 Canada Inc.

Unaudited interim condensed financial statements

May 31, 2014

(expressed in thousands of Canadian dollars)

8504601 Canada Inc.

Balance Sheet as at

(in thousands of Canadian dollars)

(unaudited)

	Notes	May 31, 2014	August 31, 2013
ASSETS
Current
Cash		$15,004	57,930
Accounts receivable	8,10	10,702	12,577
Program and film rights	5	16,339	12,966
Prepaid expenses and other current assets		262	119
		42,307	83,592

Program and film rights	5	10,394	9,986
Equity investments in programs	5	91	181
Property, plant and equipment		136	155
Intangible assets		140	181
Deferred tax assets	3	182	182
		10,943	10,685
TOTAL ASSETS		$53,250	94,277

LIABILITIES
Current
Accounts payable and accrued liabilities	8	$5,547	6,083
Income taxes payable		3,831	952
Program and film rights payable		2,585	1,944
		11,963	8,979

SHAREHOLDER'S EQUITY
Capital stock	6	10,660	10,660
Contributed surplus		18,803	18,803
Retained earnings		11,824	55,835
		41,287	85,298
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY		$53,250	94,277

Commitments and Contingencies (note 7)

Subsequent events (note 13)

See accompanying notes

8504601 Canada Inc.

Statement of Changes in Shareholder’s Equity

For the period ended May 31

(in thousands of Canadian dollars)

(unaudited)

	Capital Stock (note 6)	Contributed Surplus	Retained Earnings	Total Shareholder’s Equity
	$	$	$	$
September 1, 2012	10,660	7,637	55,404	73,701
Net earnings and comprehensive income	—	—	11,108	11,108
Contributions received	—	9,923	—	9,923
Dividends paid	—	—	(14,162)	(14,162)
May 31, 2013	10,660	17,560	52,350	80,570

June 1, 2013	10,660	17,560	52,350	80,570
Net earnings and comprehensive income	—	—	5,309	5,309
Contributions received	—	943	—	943
Dividends paid	—	—	(1,824)	(1,824)
Contributed surplus	—	300	—	300
August 31, 2013	10,660	18,803	55,835	85,298

September 1, 2013	10,660	18,803	55,835	85,298
Net earnings and comprehensive income	—	—	14,539	14,539
Dividends paid	—	—	(58,550)	(58,550)
May 31, 2014	10,660	18,803	11,824	41,287

See accompanying notes

8504601 Canada Inc.

Statement of earnings and comprehensive income

For the nine-month period ended May 31, 2014 and 2013

(in thousands of Canadian dollars)
(unaudited)

	Notes	2014	2013

Revenues	4	$60,949	60,587

Operating expenses	2,8	40,860	40,762
Depreciation of property, plant and equipment		106	125
Amortization of other intangible assets		79	82
Statutory management expenses	8	—	4,075
Total operating expenses		41,045	45,044

Earnings before income taxes		19,904	15,543

Income tax expense	3	5,365	4,435
Net earnings and comprehensive income		$14,539	11,108

See accompanying notes

8504601 Canada Inc.

Statements of Cash Flows

For the nine-months ended May 31, 2014 and 2013

(in thousands of Canadian dollars)
(unaudited)

	Notes	2014	2013
		$	$
OPERATING ACTIVITIES
Net earnings		14,539	11,108
Non-cash items:
Deferred tax expense		—	142
Depreciation and amortization		185	207
Net change in non-cash operating items	4	935	6,074

Cash provided by operating activities		15,659	17,531

INVESTING ACTIVITIES
Additions to property, plant and equipment		(87)	(25)
Additions to intangible assets		(38)	(12)
Amounts received from (contributed to) equity investments in programs		90	(633)
Cash used in investing activities		(35)	(670)

FINANCING ACTIVITIES
Contributions received		—	9,923
Dividends paid		(58,550)	(14,162)
Cash used for financing activities		(58,550)	(4,239)

Net change in cash		(42,926)	12,622
Cash – beginning of year		57,930	41,436
Cash – end of year		15,004	54,058

Interest paid, received and income taxes paid recorded as operating activities
Interest received		1	334
Income taxes paid		3,421	3,725

See accompanying notes and supplementary cash flow information (note 4)

8504601 Canada Inc.

Notes to Financial Statements

For the period ended May 31, 2014

(All figures in Canadian dollars)
(unaudited)

8504601 Canada Inc. (the “Company”) was incorporated as a wholly-owned indirect subsidiary of Astral Media Inc. under the Canada Business Corporations Act on May 29, 2013. The Company’s executive offices are located at 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3. Its activities consist primarily of specialty television broadcasting, in particular the operation of The Family Channel, Disney Jr. (French and English) and Disney XD. All of these operate under licenses granted by the Canadian Radio-television and Telecommunications Commission (CRTC) and are subject to renewal effective August 31, 2017 (August 31, 2015 for Disney XD).

The Family Channel Inc. (“Family”) was previously a wholly owned subsidiary of Astral Media Inc. (“Astral”). On July 4, 2013, Family transferred substantially all of the assets and liabilities of Family to the Company, excluding certain assets retained by Family (the “Excluded Assets”). Effective July 5, 2013, BCE Inc. (“BCE”) acquired Astral and became the ultimate parent of the Company. As required by the CRTC and the Competition Bureau, the management and control of assets to be sold by BCE Inc., including those of the Company, are subject to an independent trustee pending the sale of the Company to a third party.

These financial statements are prepared on a continuity of interest basis and include the assets, liabilities, revenues and expenses of Family transferred to the Company at their respective carrying amounts and exclude the Excluded Assets. These financial statements have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) and have been derived from the accounting records of Family and the Company and the historical basis of assets and liabilities of the legal entities comprising the business. These financial statements may not necessarily reflect the results of operations and financial position of Family and the Company had they been a standalone entity during the periods presented. All transactions between the Company and Family, and Astral Media and BCE, are included in these financial statements and are disclosed as related party transactions (note 8).

Prior to July 5, 2013, Astral Media, and subsequent to July 4, 2013, BCE, allocated costs to the Company based on the amounts of services provided, and also charged the Company statutory management expenses. The costs allocated are not necessarily indicative of the costs that would have been incurred if the retained business had performed the functions as a standalone entity, nor are they indicative of costs that will be incurred in the future. In accordance with the interim services agreement (note 7a), upon the sale by BCE of the Company, the Company will perform these functions using its own resources.

1.	ACCOUNTING POLICIES

a)	Basis of Presentation

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of Chartered Professional Accountants of Canada – Part 1 (“CPA Canada Handbook”), which incorporates IFRS as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are set out in note 1 of the Company annual financial statements for the year ended August 31, 2013.

8504601 Canada Inc.

Notes to Financial Statements

For the period ended May 31, 2014

(unaudited)

These financial statements should be read in conjunction with the Company’s financial statements for the year ended August 31, 2013.

These financial statements were prepared on a going-concern basis and using the historical cost convention with the exception of certain financial instruments, which are accounted for at fair value, as described in the accounting policies. All amounts herein are expressed in thousands of Canadian dollars except when otherwise indicated.

Advertising revenues tend to follow seasonal patterns, with the second quarter being the lowest in the year.

b)	Significant accounting policies, judgments and estimation uncertainty

Except as otherwise indicated hereunder, these financial statements have been prepared using the same policies and methods as the annual financial statements of the Company for the year ended August 31, 2013. Refer to note 1 of the Company’s financial statements for the year ended August 31, 2013 for more information on new accounting standards and amendments not yet effective.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.

The adoption of IFRS 13 is not expected to result in any measurement adjustments or changes to the Company’s fair value valuation techniques.

IAS 36

In May 2013, IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets. The amendments to IAS 36 must be applied retrospectively for annual periods beginning on or after January 1, 2014. The adoption of these IFRS amendments is not expected to have a significant impact on the Company’s financial statements.

2.	SIGNIFICANT EXPENSES

Significant expenses recorded in operating expenses are as follows:

(in thousands)	2014	2013

Employee salaries and benefits	$6,895	$6,114
Television program and film rights	20,060	20,850
Regulatory rights	824	737
Other rents	369	183
Disney marketing fee	8,353	8,503
Other expenses	4,359	4,375
Operating expenses	$40,860	$40,762

8504601 Canada Inc.

Notes to Financial Statements

For the period ended May 31, 2014

(unaudited)

Employee salaries and benefits expense is comprised of the following:

(in thousands)
	2014	2013

Short-term compensation	$6,734	$6,068
Employee future benefit plans	161	46
	$6,895	$6,114

3.	INCOME TAXES

Income tax expense varies from the amounts that would be computed by applying the statutory tax rate to the Company’s earnings before income taxes for the following reasons:

(in thousands except for tax rates)	2014	2013

Statutory tax rate	26.5%	26.5%

Income tax expense at the statutory tax rate applied to earnings before income taxes	5,275	4,119
Permanent differences and other	90	316
Income tax expense	$5,365	4,435

Major components of the income tax expense recorded on the statements of earnings are as follows:

(in thousands)	2014	2013

Current tax expense	$5,365	4,293
Deferred tax expense	–	142
Income tax expense	$5,365	4,435

Significant deferred tax assets arising from the effect of temporary differences are as follows:

	May 31,	August 31,
(in thousands)	2014	2013

Deferred tax assets:
Property, plant and equipment	$182	$182
Total deferred tax assets	$182	$182

8504601 Canada Inc.

Notes to Financial Statements

For the period ended May 31, 2014

(unaudited)

4.	SUPPLEMENTARY STATEMENTS OF CASH FLOWS AND STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME INFORMATION

a)	Net Change in Non-cash Operating Items

(in thousands)	2014	2013

Decrease (increase) in accounts receivable, prepaid and other current assets	$1,732	(1,662)
Decrease (increase) in program and film rights	(3,781)	5,320
Decrease in accounts payable and accrued liabilities	(536)	(672)
Increase in income taxes payable	2,879	2,125
Increase in program and film rights payable	641	963
	$935	6,074

Major components of revenues recorded on the statement of earnings and comprehensive income for the period ended May 31 are as follows:

(in thousands)	2014	2013

Subscription-related – Television	$55,366	$54,752
Advertising	1,283	1,301
Other	4,300	4,534
Total Revenues	$60,949	$60,587

5.	INVESTMENTS IN PROGRAMS AND FILM RIGHTS AND EQUITY INVESTMENTS IN PROGRAMS

The changes in investments in programs and films are summarized as follows:

(in thousands)	May 31, 2014	August 31, 2013

Beginning of period	$22,952	27,386
Programming rights additions	9,973	4,907
Programming rights amortization	(6,192)	(9,341)
End of period	$26,733	22,952

8504601 Canada Inc.

Notes to Financial Statements

For the period ended May 31, 2014

(unaudited)

The changes in equity investments in programs are summarized as follows:

(in thousands)	May 31, 2014	August 31, 2013

Beginning of period	$181	816
Amount recovered	(92)	(557)
Write-down of investments in programs	–	(90)
Imputed interest income	2	12
End of period	$91	181

6.	CAPITAL STOCK

a)	Authorized

An unlimited number

i)	Voting common shares

ii)	Non-voting preferred shares, entitled to a non-cumulative dividend rate of 6% per annum of the redemption price (as defined), redeemable and retractable at their redemption price

b)	Issued and Outstanding Capital Stock

(in thousands)
	May 31,	August 31,
	2014	2013
300 common shares	$10,660	$10,660

8504601 Canada Inc. was incorporated on May 29, 2013. During the period ended May 31, 2013, the Company issued:

i)	100 common shares upon incorporation for $100

ii)	100 common shares for the purchase of assets from The Family Channel Inc.

iii)	1 preferred share for the purchase of the Disney Junior French assets from a company controlled by Astral Media Inc.

iv)	Converted the 1 preferred share issued in iii) above into 100 common shares.

8504601 Canada Inc.

Notes to Financial Statements

For the period ended May 31, 2014

(unaudited)

7.	COMMITMENTS AND CONTINGENCIES

a)	Commitments

Lease agreements to which the Company is party have different maturity dates which extend to 2018 and some of these also have renewal options and fee escalation clauses. The minimum amounts payable under long-term operating lease contracts as at May 31, 2014, are as follows:

(in thousands)

No later than one year	$934
Between one and five years	1,036
$1,970

In the normal course of its operations, the Company has signed agreements, with terms ranging from one to ten years, for the acquisition of program and film rights to be aired on its television services. The acquisition of the rights and related obligations is contingent on the actual delivery of programming and on other contractual terms.

Effective July 5, 2013, the Company signed an interim services agreement with a wholly owned subsidiary of BCE to provide various services to the Company, whereby BCE’s subsidiary will provide the Company with business and legal, human resource, information technology, broadcast centre, Disney Junior French Quebec marketing, digital sales, and other services, all at BCE’s cost. The agreement will terminate upon the sale of the Company by BCE to a third party. The employees of Family were not transferred to the Company, but a certain number of such employees, including their related pension asset and liabilities, are expected to be transferred to the Company at the termination of the interim services agreement.

As part of its agreement with Disney for programming and marketing, the Company is required to pay to Disney a fixed percentage of subscriber and advertising revenues on an annual basis. For the nine months period ended May 31, 2014, the Company paid Disney a total of $21,626,000 (May 31, 2013 - $22,037,000). The Company purchases more than 50% of its content from Disney. The Disney agreement expired on August 31, 2010, and is currently being negotiated to extend its term until August 31, 2015.

b)	Contingencies

The Company is involved in various legal actions which are normal to the businesses of the Company. In the opinion of the Company, potential liabilities that may result from these legal actions have been adequately provided for and are not expected to have a material adverse effect on the Company's financial position.

8504601 Canada Inc.

Notes to Financial Statements

For the period ended May 31, 2014

(unaudited)

8.	RELATED PARTY TRANSACTIONS

I.	As at May 31, 2014, the company is an indirect wholly owned investment of BCE Inc. In accordance with the terms of the acquisition of Astral Media Inc. by BCE on July 5, 2013, the shares of 8504601 Canada Inc. are in trusteeship, with BCE able to significantly influence the operations of the Company. Prior to July 5, 2013, the Company was a wholly owned indirect subsidiary of Astral.

II.	Transactions with related parties recorded in the financial statements for the periods ended May 31 are as follows:

	2014
		BCE entities,
(in thousands)	Astral	effective
	effective	July 5, 2013	Total
	$	$	$
Chargeback and management fees	—	7,288	7,288
Dividends paid	—	(58,550)	(58,550)
Revenues received	—	11,535	11,535

	2013
		BCE entities,
	Astral	effective
(in thousands)	entities	July 5, 2013	Total

Chargeback and management fees	7,408	—	7,408
Dividends paid	(14,162)	—	(14,162)

	May 31,	August 31,
(in thousands)	2014	2013

Accounts receivable	$1,417	1,802
Accounts payable	$2,470	910

As set out in Note 7a, Bell provides a number of services to the Company under the interim services agreement. Previously, these services were provided by Astral.

8504601 Canada Inc.

Notes to Financial Statements

For the period ended May 31, 2014

(unaudited)

9.	GUARANTEES

Some agreements to which the Company is party, include indemnification provisions that may require the Company to make payments to a vendor or purchaser for breach of fundamental representation and warranty terms in the agreements, with respect to matters such as corporate status, title of assets, environmental issues, consents to transfer, employment matters, litigation, taxes payable and other potential material obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. As at May 31, 2014, management does not believe that these indemnification provisions would require any material cash payment by the Company, and insurance coverage, estimated by management to be reasonable and sufficient, exists in order to minimize the previously mentioned risks.

The Company indemnifies its directors and officers against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers.

10.	FINANCIAL INSTRUMENTS

a)	Risks Arising from Financial Instruments

In the normal course of business, the Company has exposures, consisting primarily of interest rate risk, credit risk and liquidity risk, arising from its financial instruments. The Company manages these risk exposures on an ongoing basis.

i)	Interest Rate Risk

Interest rate fluctuations could have an impact on the Company’s interest income that it earns on its cash balance. The Company has an investment policy designed to safeguard its capital and generate a reasonable return. The policy sets out the types of permissible investment instruments, their concentration and acceptable credit ratings.

ii)	Credit Risk

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which the Company is entitled to receive payment fails to perform. Accounts receivable arise mainly from monthly wholesale fees charged to distributors in connection with television subscriptions.

Customers distributing the Company’s television services are generally large companies with stable financial conditions; therefore mitigating the Company’s credit risks related to accounts receivable from such customers. The Company’s credit exposure emanating from advertising transactions with advertising agencies and direct clients is influenced by the global economic environment. As disclosed in Note 4, advertising revenues accounted for approximately 2% of revenues for the period ended May 31, 2014. To mitigate such risk, the Company performs ongoing customer credit evaluations and generally does not require collateral. Allowances, which are estimated on the basis of historical loss rates adjusted for current events, are monitored by management on an ongoing basis. Accounts receivable are written off against the allowance for doubtful accounts only when the Company believes that an outstanding amount will not be recovered. The Company manages its accounts receivable on an ongoing basis and every month management reviews the accounts receivable aging on a segment by segment basis. Furthermore, all major advertising clients are reviewed in order to make sure that amounts owed are not over their authorized limit.

8504601 Canada Inc.

Notes to Financial Statements

For the period ended May 31, 2014

(unaudited)

The maximum credit risk to which the Company is exposed equals its accounts receivable.

Pursuant to their respective payment terms, accounts receivable are aged as follows as at May 31, 2014:

(in thousands)

Current	$6,895
31-60 days past due	2,950
61-90 days past due	527
Over 90 days past due	676
Allowance for doubtful accounts	(346)
Total	$10,702

Given the limited number of clients distributing its television services, the Company is facing a high degree of revenue concentration. Therefore, there is always a risk that the loss of an important relationship would have a significant impact on any particular television service. To mitigate this risk, the Company enters into long-term contracts with its customers. For the period ended May 31, 2014, four customers accounted for 64% (for the period ended May 31, 2013, four customers accounted for 63% of revenues).

iii)	Liquidity Risk

Liquidity risk is the risk that the Company would not be able to meet its financial obligations as they come to maturity or can only do so at excessive costs. Based on the Company’s ability to generate cash flows through its ongoing operations, management believes that cash flows are sufficient to cover its known operating and capital requirements, as well as its current and longer term commitments. Therefore, management evaluates that the Company’s liquidity risk is low. The Company manages its liquidity risk by monitoring its cash resources through ongoing financial and cash flow forecasts.

iv)	Other Risk

The Company is also facing other risks from its equity investments in programs to be produced by third parties. Such investments are measured at the present value of estimated future cash receipts on the balance sheet. As future cash receipts are influenced by the quality of the programming produced by third parties and by the ability of such parties of selling their programs and films, the amounts that the Company will receive might differ from management estimates.

b)	Fair Values

The fair values of cash, accounts receivable, accounts payable and accrued liabilities, and short-term program and film rights payable approximate their carrying value due to the short-term maturity of these instruments.

8504601 Canada Inc.

Notes to Financial Statements

For the period ended May 31, 2014

(unaudited)

11.	CAPITAL RISK MANAGEMENT

The components of the Company’s capital structure is shareholder’s equity.

The Company's overall capital management objectives are to create shareholder value through organic growth of its operations, and to maintain the most optimal capital structure in order to minimize its cost of capital.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. In order to maintain or adjust its capital structure, the Company reviews the amount of dividends to be paid to shareholders annually. Related decisions are taken after review of financial and operational forecasts, which are based on estimated revenues, operating expenses, capital expenditures, dividends and other investing and financing activities. Forecasts are regularly updated by management. Effective July 5, 2013, decisions as to the Company’s capital structure are made by the independent trustee.

In order to ensure compliance with Federal Government directions, the Broadcasting Act and regulations governing specialty, pay and pay-per-view television services (the "Regulations"), the Company has imposed restrictions on the issuance, transfer and, if applicable, voting of the Company's shares.

As at May 31, 2014, and throughout the period, the Company was in compliance with the above Regulations. The Company’s capital management objectives have not changed since August 31, 2013.

12.	SEGMENT DISCLOSURE

The Company operates in one business segment, specialty pay television. As at and for the period ended May 31, 2014, substantially all of the Company’s business operations were conducted in Canada. All of the business assets are located in Canada.

13.	SUBSEQUENT EVENTS

a)	On July 31, 2014, BCE completed the sale of its shares in the Company to DHX Media Ltd. for cash consideration of $170,000, subject to customary working capital adjustments.
b)	Effective October 7, 2014, the Company changed its legal name to DHX Television Ltd.

SCHEDULE C

DHX Media Ltd.

Unaudited Pro Forma Consolidated

Financial Statements

June 30, 2014

(expressed in thousands of Canadian dollars,

except for shares and amounts per share)

DHX Media Ltd.
Unaudited Pro Forma Consolidated Balance Sheet
As at June 30, 2014

(expressed in thousands of Canadian dollars)

	DHX Media Ltd. $	8504601 Canada Inc. $	Notes	Pro Forma adjustments $	Pro Forma Balance sheet $
		(note 3 (h))
Assets
Current assets
Cash	26,679	15,004	3 (c)	(179,829)	17,683
			3 (d)	(3,723)
			3 (f)	163,552
			3 (f)	(4,000)
Restricted cash	32	–		–	32
Amounts receivable	90,515	10,702		–	101,217
Prepaid expenses and deposits	4,778	262		–	5,040
Investment in film and television programs	146,631	26,733		–	173,364

Total current assets	268,635	52,701		(24,000)	297,336

Long-term amounts receivable	5,774	–			5,774
Deferred financing fees	603	–			603
Property and equipment	11,515	136			11,651
Long-term investment	230	91			321
Intangible assets	33,990	140	3 (a)	110,504	144,634
Goodwill	103,483	–	3 (a)	42,459	145,942
Deferred tax assets	–	182	3 (a)	(182)	–
	424,230	53,250		128,781	606,261

DHX Media Ltd.
Unaudited Pro Forma Consolidated Balance Sheet ...continued
As at June 30, 2014

(expressed in thousands of Canadian dollars)

	DHX Media Ltd. $	8504601 Canada Inc. $	Notes	Pro Forma adjustments $	Pro Forma Balance sheet $
		(note 3 (h))
Liabilities

Current liabilities
Bank indebtedness	4,930	–			4,930
Program and film rights payable	–	2,585			2,585
Accounts payable and accrued liabilities	61,774	9,378			71,152
Deferred revenue	15,603	–			15,603
Interim production financing	35,955	–			35,955
Current portion of long-term debt and obligations under finance leases	8,526	–	3 (f)	(8,319)	23,707
			3 (f)	23,500
Other liability	–	–	3 (e)	2,382	2,382
Total current liabilities	126,788	11,963		17,563	156,314
Long-term debt and obligations under finance leases	61,918	–	3 (f)	(61,622)	206,289
			3 (f)	209,993
			3 (f)	(4,000)
Long-term deferred revenue	1,141	–			1,141
Other long-term liability	–	–	3 (e)	11,274	11,274
Deferred income taxes	11,034	–	3 (a)	14,421	21,043
			3 (a)	(182)
			3 (e)	(4,230)
	200,881	11,963		183,217	396,061
Shareholders’ Equity
Common shares	207,227	10,660	3 (b)	(10,660)	207,227
Contributed surplus	12,486	18,803	3 (b)	(18,803)	12,486
Accumulated other comprehensive income (loss)	(1,203)	–			(1,203)
Retained earnings (deficit)	4,839	11,824	3 (b)	(11,824)	(8,310)
			3 (d)	(3,723)
			3 (e)	(13,656)
			3 (e)	4,230
	223,349	41,287		(54,436)	210,200
	424,230	53,250		128,781	606,261

DHX Media Ltd.
Unaudited Pro Forma Consolidated Statement of Income
For the year ended June 30, 2014

(expressed in thousands of Canadian dollars, except for per share amounts)

	DHX Media Ltd.	Epitome Group	8504601 Canada Inc.		Pro Forma adjustments	Pro Forma Statement of income
	$	$	$	Notes	$	$
		(note 3 (i))	(note 3 (h))

Revenues	116,131	18,741	80,943			215,815

Expenses (income)
Direct production costs and expense of film and television programs produced and acquired library	55,531	10,170	51,674			117,375
Acquisition costs	3,258	–	–			3,258
Tangible benefit obligation	–	–	–	3 (e)	13,656	13,656
Amortization of property and equipment and intangible assets	5,915	387	257			6,559
Development expenses and other	1,982	–	–			1,982
Write-down of investment in film and television programs	984	–	–			984
Selling, general and administrative	34,283	1,336	2,984			38,603
Statutory management expenses	–	–	1,320			1,320
Finance expense (income), net	2,242	(506)	–	3 (e)	906	11,211
				3 (g)	7,769
				3 (g)	800
	104,195	11,387	56,235		23,131	194,948
Income before income taxes	11,936	7,354	24,708		(23,131)	20,867

Provision for (recovery of) income taxes
Current income taxes	2,859	894	6,639	3 (g)	(2,660)	7,732
Deferred income taxes	1,266	641	–	3 (e)	(4,230)	(2,323)
	4,125	1,535	6,639		(6,890)	5,409
Net income for the year	7,811	5,819	18,069		(16,241)	15,458

Basic earnings per common share	0.07					0.14

Diluted earnings per common share	0.07					0.13

DHX Media Ltd.
Notes to Unaudited Pro Forma Consolidated Financial Statements
For the year ended June 30, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

1	Basis of presentation

The unaudited pro forma consolidated balance sheet of DHX Media Ltd. ("DHX Media" or the "Company") as at June 30, 2014 and the unaudited pro forma consolidated statement of income for the year ended June 30, 2014, have been prepared by management of DHX Media for illustrative purposes only and give effect to the transactions and the acquisition (the "Acquisition") of Family, Disney XD, Disney Junior (English-language) and Disney Junior (French-language) channels (the “Family Channel Business”) by DHX Media, which closed on July 31, 2014. DHX Media acquired 100% of the outstanding common shares of 8504601 Canada Inc., a newly formed company which held substantially all the assets and certain liabilities of the Family Channel Business. The unaudited pro forma consolidated statement of income for the year ended June 30, 2014 also gives pro forma effect to the Company’s previous significant acquisition of the Epitome Group for illustrative purposes, as described in note 3 (i) and in more detail in the Company’s Business Acquisition Report (“BAR”) filed on SEDAR on June 17, 2014. The unaudited pro forma consolidated financial statements have been prepared on the basis of the assumptions and adjustments described below and in note 3.

The unaudited pro forma consolidated financial statements have been prepared using International Financial

Reporting Standards ("IFRS") accounting policies that are consistent with DHX Media's accounting policies.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position that would have prevailed and operating results that would have been obtained if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Company for any period following the closing of the Acquisition will vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of DHX Media as at and for the years ended June 30, 2014 and 2013, prepared in accordance with IFRS, and the audited financial statements of 8504601 Canada Inc. as at and for the years ended August 31, 2013 and 2012, prepared in accordance with IFRS, and the unaudited interim condensed financial statements of 8504601 Canada Inc. as at and for the nine-month periods ended May 31, 2014 and 2013, which are prepared in accordance with IAS 34, Interim Financial Reporting.

The unaudited pro forma consolidated balance sheet as at June 30, 2014, has been prepared using information from the audited consolidated balance sheet of DHX Media as at June 30, 2014, the unaudited interim balance sheet of 8504601 Canada Inc. as at May 31, 2014, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated balance sheet gives effect to the Acquisition as if it had occurred on June 30, 2014.

At the time of preparing these unaudited pro forma consolidated financial statements, the financial statements of 8504601 Canada Inc. for the year ended August 31, 2014 were not available. Therefore, the unaudited pro forma consolidated statement of income for the year ended June 30, 2014, has been prepared using information from the audited consolidated statement of income of DHX Media for the year ended June 30, 2014, and the constructed statement of earnings for 8504601 Canada Inc. for the twelve-month period ended May 31, 2014, which was constructed from the audited and unaudited interim financial statements of 8504601 Canada Inc. referred to above, by combining 8504601 Canada Inc.’s results for the nine-month period ended May 31, 2014 to the results for the three months ended August 31, 2013, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of income for the year ended June 30, 2014 gives effect to the Acquisition as if it had occurred on July 1, 2013.

(1)

DHX Media Ltd.
Notes to Unaudited Pro Forma Consolidated Financial Statements
For the year ended June 30, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

1	Basis of presentation (continued)

The unaudited pro forma consolidated financial statements as at June 30, 2014 and for the year ended June 30, 2014 were prepared using the acquisition method of accounting under IFRS 3, Business Combinations. The unaudited pro forma consolidated financial statements were based on the historical financial statements of DHX Media and 8504601 Canada Inc. Certain reclassifications have been made to the historical financial statements in preparation of the unaudited pro forma consolidated financial statements to conform to the financial statements presentation currently adopted by DHX Media.

During the year ended June 30, 2014, DHX Media did not record any revenue from transactions with 8504601 Canada Inc. There are no other material transactions between DHX Media and 8504601 Canada Inc. during the periods presented in the unaudited pro forma consolidated financial statements that would need to be eliminated.

Management has determined that no material adjustments to the 8504601 Canada Inc. financial statements are required to comply with the accounting policies used by DHX Media in the preparation of its consolidated financial statements, except as disclosed herein.

The unaudited pro forma consolidated financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Acquisition, the costs to integrate the operations of DHX Media and 8504601 Canada Inc., or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Under acquisition accounting, the measurement of the fair value of the assets acquired and liabilities assumed is dependent upon certain valuations that have not yet been completed. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material.

Acquisition-related transaction costs, such as advisory, legal, valuation, and other professional fees, and certain acquisition-related restructuring charges affecting 8504601 Canada Inc. are accounted for as expenses in the periods during which the costs are incurred. Total acquisition-related transaction costs are estimated to be approximately $4,000, of which $3,723 are expected to be incurred subsequent to June 30, 2014, and have been reflected in the unaudited pro forma consolidated balance sheet as a reduction to cash and an increase to the pro forma deficit of DHX Media.

(2)

DHX Media Ltd.
Notes to Unaudited Pro Forma Consolidated Financial Statements
For the year ended June 30, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

2	Acquisition of the Family Channel Business

On July 31, 2014, DHX Media acquired the outstanding shares of a newly formed company, 8504601 Canada Inc., which held substantially all the assets and certain liabilities comprising the business of the Family Channel Business for cash consideration consisting of $170,000, subject to certain working capital adjustments, which were finalized based on the unaudited interim consolidated balance sheet of 8504601 Canada Inc. as at July 31, 2014.

The Acquisition is recorded at its purchase price and the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed has been allocated to goodwill. The allocation of the purchase price is preliminary. The allocation of the fair value of the net assets acquired and the goodwill will differ upon finalization of the purchase price allocation. The preliminary purchase was allocated as follows:

$

Cash	15,004
Accounts receivable	10,702
Prepaid expenses and other current assets	262
Investment in film and television programs	26,733
Broadcast licenses (ii)	110,644
Equity investment in programs	91
Property and equipment	136
Goodwill	42,459
Program rights payable	(2,585)
Accounts payable and accrued liabilities	(9,378)
Deferred tax liabilities (iii)	(14,239)
Net assets acquired	179,829

i)	The Agreement includes a working capital adjustment which increases or decreases the purchase price based on the amount by which the working capital, as defined in the Agreement, as at July 31, 2014 exceeds or is less than the target working capital. Based on the working capital in 8504601 Canada Inc. at May 31, 2014, this resulted in an increase of $9,829 to the purchase price, resulting in a total purchase price of $179,829.

ii)	Records the preliminary fair value of 8504601 Canada Inc.’s intangible assets - broadcast licenses. The broadcast licenses are considered indefinite-life intangible assets and are not amortized.

iii)	As a result of the fair value adjustments on the Acquisition, an adjustment to recognize a deferred tax liability primarily associated with the difference between the tax basis and carrying value of the broadcast licenses was recorded in the amount of $14,421.

The carrying value of all other assets and liabilities is assumed to approximate fair value.

(3)

DHX Media Ltd.
Notes to Unaudited Pro Forma Consolidated Financial Statements
For the year ended June 30, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

2	Acquisition of the Family Channel Business (continued)

The Company estimates a further $3,723 of acquisition costs to be incurred to effect the transaction, such as professional fees paid to lawyers and consultants. A pro forma adjustment has been recorded on the unaudited pro forma consolidated balance sheet to reflect these estimated transaction costs associated with the transaction as an adjustment to cash and deficit, as such costs are expensed. These costs are non-recurring, and as such, an adjustment has not been included within the unaudited pro forma consolidated statement of income.

As part of the Canadian Radio-television and Telecommunications Commission (“CRTC”) decision approving the transaction, the Company is required to spend $17,313 to provide tangible benefits to the Canadian broadcasting system over the next seven years. The present value of this tangible benefits obligation is $13,656. A pro forma adjustment of $13,656 was made to record the tangible benefit obligation in the unaudited pro forma consolidated statement of income for the year ended June 30, 2014. On the unaudited pro forma consolidated balance sheet the entry to record these amounts was recorded directly to the deficit balance.

3	Pro Forma assumptions and adjustments

a)	DHX Media acquired 100% of the outstanding common shares of a newly formed company which held substantially all the assets and certain liabilities comprising the Family Channel Business.

As per note 2, this gives rise to the following fair value adjustments and related tax adjustments as follows:

$

Intangible assets	110,504
Goodwill	42,459
Deferred tax liabilities	14,421

b)	This pro forma adjustment eliminates the historical equity accounts of 8504601 Canada Inc.

c)	This pro forma adjustment reflects the cash paid to acquire 100% of the outstanding shares of 8504601 Canada Inc., which is comprised of the purchase price of $170,000 and a subsequent working capital adjustment of $9,829 based on the working capital as at May 31, 2014, resulting in total consideration transferred of $179,829.

d)	This adjustment assumes transaction-related costs of $4,000. Of the total estimated transaction expenses, $277 were incurred during the year ended June 30, 2014 and charged to expense. The remaining costs of $3,723 are related to costs DHX Media is expected to incur subsequent to June 30, 2014 and are charged against the deficit.

e)	As part of the CRTC’s decision to approve the acquisition of the family Channel Business, DHX Media is required to spend $17,313 to provide tangible benefits to the Canadian broadcasting system over the next seven years. The present value of this tangible benefits obligation is $13,656. A pro forma adjustment of $13,656 was made to recognize a liability in the unaudited pro forma consolidated balance sheet. In addition, a pro forma adjustment of the same amount was recognized as “Tangible benefit obligation” in the unaudited pro forma consolidated statement of income for the year ended June 30, 2014. A pro forma adjustment was also made to record interest accretion for the obligation of $906 for the year ended June 30, 2014.

(4)

DHX Media Ltd.
Notes to Unaudited Pro Forma Consolidated Financial Statements
For the year ended June 30, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

3	Pro Forma assumptions and adjustments (continued)

An adjustment related to the tax impact of the taxable benefit obligation has been recognized, reducing deferred income tax expense and the deferred income tax liability by $4,230.

f)	Concurrent with the Acquisition, and as a condition of closing, DHX Media entered into a new credit facility with a Canadian bank that replaced existing indebtedness of DHX Media, other than production-specific financing obtained by DHX Media’s subsidiaries. This credit facility, along with existing cash, was used to fund the Acquisition.

The Company entered into a credit facilities agreement replacing the existing credit facilities and is assumed to draw $235,000 on the five-year term loan facility, part of which is used to repay the existing credit facilities of $71,448, which was drawn at June 30, 2014, bearing interest at a variable rate. The existing credit facilities of $71,448 are recorded on the balance sheet of DHX Media at $69,941, which is net of unamortized issue costs of $1,507. These unamortized issue costs are assumed to carry forward and are added to the issue costs related to the new credit facilities to be entered into.

Financing costs related to the credit facilities are estimated to be $4,000, in addition to the unamortized financing costs of the previous credit facilities of $1,507, for total financing costs of $5,507. These costs reduce the proceeds received and will be amortized over the term of the facilities. The financing costs related to the term facility of $5,507 are presented against the related indebtedness.

g)	Finance expense has been adjusted to reflect increase in the interest expense on the Company's financing for the Acquisition and the amortization of financing costs. Interest expenses relating to the credit facilities would increase by $7,769 for the year ended June 30, 2014. The amortization expense of the related financing costs would increase by $800 for the year ended June 30, 2014.

An adjustment has been made to reduce tax expense by $2,660 for the year ended June 30, 2014, related to the additional interest expense and amortization of deferred costs.

h)	Reclassification adjustments have been made to the Family Channel Business' presentation to be in accordance with DHX Media's presentation. The significant reclassifications were to show investment in film and television programs as current assets, include income taxes payable with accounts payable and accrued liabilities, reflect operating expenses as costs of revenues and selling, general and administrative and group depreciation of property and equipment and amortization of intangibles together.

i)	On April 3, 2014, DHX Media completed the acquisition of the business of the Epitome Group of Companies (“Epitome Group”). The results of Epitome Group are included in the actual consolidated results of DHX Media from the date of acquisition. An adjustment has been made in the unaudited pro forma consolidated statement of income for the year ended June 30, 2014 to include the results of Epitome Group from July 1, 2013 to April 2, 2014, such that the unaudited pro forma consolidated statement of income for the year ended June 30, 2014 also reflects the results of Epitome Group as if DHX Media had acquired Epitome Group on July 1, 2013. The unaudited pro forma consolidated statement of income for the year ended June 30, 2014 also includes adjustments to reflect the shares issued to acquire Epitome Group, which impacts earnings per share (see note 4 (i)), as if the shares were issued July 1, 2013. The unaudited pro forma consolidated statement of income for the year ended June 30, 2014 also includes pro forma adjustments to the Epitome Group results for the period from July 1, 2013 to April 2, 2014, to:

(5)

DHX Media Ltd.
Notes to Unaudited Pro Forma Consolidated Financial Statements
For the year ended June 30, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

3	Pro Forma assumptions and adjustments (continued)

i)	reduce direct production costs and expense of film and television programs produced and acquired library by $4,621, consisting of additional expense related to the increase in the fair value of investment in film and television programs pursuant to the purchase price allocation of $2,979, offset by a reduction of $7,600 related to recording the expense on a basis consistent with the accounting policies of DHX Media;

ii)	increase amortization by $375 related to the increase in fair value of the Epitome Group’s intangible assets over their estimated remaining lives; and

iii)	increase deferred tax expense by $1,033 related to the adjustments referred to above, and record a deferred tax recovery of $392 related to the Epitome Group’s results for the year as deferred taxes were not previously recorded.

4	DHX Media Pro Forma Shares outstanding and net income per share

The weighted average number of shares used in the computations of pro forma basic net income per share has been determined as follows:

Year ended June 30, 2014

Weighted average number of DHX Media shares issued and outstanding	111,638,240
Shares issued related to the Epitome Group acquisition (i)	2,204,418
Pro Forma weighted average shares outstanding of DHX Media	113,842,658
Pro Forma net income per share	0.14

The weighted average number of shares used in the computations of Pro Forma diluted net income per share has been determined as follows:

Year ended June 30, 2014

Weighted average number of DHX Media shares issued and outstanding	115,074,445
Shares issued related to the Epitome Group acquisition (i)	2,204,418
Pro Forma weighted average shares outstanding of DHX Media	117,278,863
Pro Forma net income per share	0.13

i)	As part of the Epitome Group acquisition (see note 3 (i)), on April 3, 2014, 2,915,263 shares were issued to acquire the Epitome Group. These shares were reflected in the weighted average shares of DHX Media from April 3, 2014 onward. As the unaudited pro forma consolidated statement of income for the year ended June 30, 2014 has been adjusted to also include the results of Epitome Group from July 1, 2013 to April 2, 2014, a pro forma adjustment has been recorded to the weighted average number of shares outstanding for the year ended June 30, 2014 by 2,204,418 shares, to show the shares as if they had been outstanding since July 1, 2013.

(6)